UNITED MICROELECTRONICS CORPORATION

Ms. Cecilia Blye, Chief, Office of Global Security Risk

Ms. Jennifer Hardy, Special Counsel, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 18, 2014

File No. 001-15128

Dear Ms. Blye and Ms. Hardy:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 22, 2014 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) of United Microelectronics Corporation (“UMC” or the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

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Form 20-F for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements for years ended December 31, 2012 and 2013, page 18

1.	You disclose on page 18 that conflict minerals sourced from Sudan may be used in your industry. We also note that a third party web site listing crystalline silicon companies in Sudan includes SolarGate Technology. SolarGate’s online profile states that you invest in it, and that your experience has strengthened its financial and corporate structure.

Sudan is designated by the U.S. Department of States as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, if any, whether through subsidiaries, affiliates, suppliers, customers, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to or received from Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Sudan or entities it controls.

Response

UMC respectfully advises the Staff that it does not have any past, current or anticipated contact with Sudan, whether through subsidiaries, affiliates, suppliers, customers, distributors, resellers, or other direct or indirect arrangements.

UMC understands that Sudan is subject to U.S. economic sanctions and export controls. The Company and its subsidiaries have procedures to ensure that the Company and its subsidiaries do not engage in any prohibited activities with any individual or entity that is the subject or the target of any sanctions administered or enforced by the U.S. Government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State (collectively, the “Sanctions”).

In 2010, UMC made an equity investment in SolarGate Technology (“SolarGate”) and holds 15.94% of the issued and outstanding shares of SolarGate as of December 31, 2013. SolarGate began winding down its production in 2012 due to market conditions in the solar industry, and UMC’s equity interests in SolarGate have been booked under available for sale financial asses starting in 2012. The board of directors of SolarGate has five directors, and UMC has appointed one director since the closing of its equity investment in 2012. Except for the appointment of the one director, UMC does not have any other involvement with or influence over any of the business operations of SolarGate. Prior to the receipt of the comments from the Staff, the Company was not aware of any allegations of any past, current or anticipated contact with Sudan, whether through subsidiaries, affiliates, suppliers, customers, distributors, resellers, or other direct or indirect arrangements.

After receipt of the comments from the Staff, the Company performed further due diligence procedures on SolarGate. The management of SolarGate provided a full list of suppliers and customers, by name and country from 2010 to 2014, which only included entities in the Republic of China, Kingdom of Spain, the Czech Republic, Kingdom of Sweden, Italian Republic, Federal Republic of Germany and Republic of Korea. The management of SolarGate also reconfirmed to UMC that it does not have any past, current or anticipated contact with Sudan, whether through subsidiaries, affiliates, suppliers, customers, distributors, resellers, or other direct or indirect arrangements. UMC further advises the Staff that neither UMC nor SolarGate has provided any information to any website or any other party about any past, current or anticipated contact with Sudan.

As a result of these procedures, the Company respectfully reconfirms its understanding that SolarGate does not have any past, current or anticipated contact with Sudan, whether through subsidiaries, affiliates, suppliers, customers, distributors, resellers, or other direct or indirect arrangements.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886-2-2658-9168.

Sincerely,

/s/ Chitung Liu

Chitung Liu
Chief Financial Officer